UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Date of Report: July 10, 2017

CINCINNATI BELL INC.
 (Exact Name of Registrant as Specified in its Charter)

Ohio	001-8519	31-1056105
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

221 East Fourth Street
Cincinnati, OH 45202
 (Address of Principal Executive Office)

(513) 397-9900
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Securities Act. ☐



ITEM 1.01– Entry into a Material Definitive Agreement

Combination with Hawaiian Telcom

Agreement and Plan of Merger

On July 9, 2017, Cincinnati Bell Inc. (the “Company”), Twin Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company (“Hawaiian Merger Sub”), and Hawaiian Telcom Holdco, Inc., a Delaware corporation (“Hawaiian Telcom”) entered into an Agreement and Plan of Merger (the “Hawaiian Telcom Merger Agreement”) providing for the combination of the Company and Hawaiian Telcom. Subject to the terms and conditions of the Hawaiian Telcom Merger Agreement, Hawaiian Merger Sub will be merged with and into Hawaiian Telcom with Hawaiian Telcom becoming a wholly-owned subsidiary of the Company (the “Hawaiian Telcom Merger”).

As a result of the Hawaiian Telcom Merger, each outstanding share of Hawaiian Telcom’s common stock, par value $0.01 (“Hawaiian Telcom Common Stock”), will be converted into the right to receive, at the holder’s election and subject to proration as set forth in the Hawaiian Telcom Merger Agreement and as described below:

(i)	1.6305 common shares, par value $0.01 per share, of the Company (the “Company Common Shares”) (the “Share Consideration”);

(ii)	0.6522 Company Common Shares and $18.45 in cash, without interest (the “Mixed Consideration”); or

(iii)	$30.75 in cash, without interest (the “Cash Consideration”).

Hawaiian Telcom stockholders who elect to receive the Share Consideration or the Cash Consideration will be subject to proration to ensure that the aggregate number of Company Common Shares to be issued by the Company in the Hawaiian Telcom Merger and the aggregate amount of cash to be paid in the Hawaiian Telcom Merger will be the same as if all electing stockholders received the Mixed Consideration.

Any Hawaiian Telcom stockholder who does not make an election will be treated as having elected to receive the Mixed Consideration.

The consummation of the Hawaiian Telcom Merger is subject to customary conditions, including: (i) the adoption of the Hawaiian Telcom Merger Agreement by Hawaiian Telcom’s stockholders; (ii) the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) the receipt of any required consents or approvals from (a) the Federal Communications Commission (“FCC Consents”), (b) state public service and state public utility commissions (“State Consents”) and (c) local regulators in connection with the provision of telecommunications and media services (“Local Consents”); (iv) the effectiveness of a registration statement on Form S-4 to be filed by the Company for the issuance of the Company Common Shares in connection with the Hawaiian Telcom Merger; (v) the approval of the listing of such Company Common Shares on the New York Stock Exchange; and (vi) the absence of any legal restraint preventing the consummation of the Hawaiian Telcom Merger or imposing any Burdensome Condition (as defined in the Hawaiian Telcom Merger Agreement) on the consummation of the Hawaiian Telcom Merger.

The consummation of the Hawaiian Telcom Merger is not conditioned on the consummation of the OnX Merger (which is described below) and the consummation of the OnX Merger is not conditioned on the consummation of the Hawaiian Telcom Merger.

The Hawaiian Telcom Merger Agreement contains customary representations and warranties, most of which are reciprocal between the Company and Hawaiian Telcom. The Hawaiian Telcom Merger Agreement also contains customary covenants, including certain covenants requiring that each of the parties: (i) use reasonable best efforts to cause the Hawaiian Telcom Merger to be consummated, including with regard to receiving antitrust approval and the required FCC Consents, State Consents and Local Consents; and (ii) conduct their business in the ordinary course consistent with past practice during the period between the execution of the Hawaiian Telcom Merger Agreement and the consummation of the Hawaiian Telcom Merger. In addition, each of the Company and Hawaiian Telcom is subject to certain additional customary interim operating covenants. Further, subject to certain exceptions, Hawaiian Telcom is prohibited from soliciting alternative transactions and from entering into discussions with, and providing information to, any person in connection with a potential alternative transaction. In addition, Hawaiian Telcom is required to call and hold a special stockholders’ meeting and, subject to certain exceptions, recommend the adoption of the Hawaiian Telcom Merger Agreement.

The Hawaiian Telcom Merger Agreement contains certain termination rights and provides that upon the termination of the Hawaiian Telcom Merger Agreement under specified circumstances, including a change in the recommendation of Hawaiian Telcom’s board of directors, Hawaiian Telcom will be required to pay the Company a cash termination fee of $11.94 million.

The Hawaiian Telcom Merger Agreement also provides that upon the consummation of the Hawaiian Telcom Merger the Company’s board of directors will be expanded from nine to eleven directors consisting of nine directors from the Company and two directors from Hawaiian Telcom. Leigh R. Fox, the current Chief Executive Officer of the Company, will remain as Chief Executive Officer of the Company.

The foregoing description of the Hawaiian Telcom Merger Agreement is not complete and is qualified in its entirety by reference to the Hawaiian Telcom Merger Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

The representations and warranties of the Company, Hawaiian Merger Sub and Hawaiian Telcom contained in the Hawaiian Telcom Merger Agreement have been made solely for the benefit of the parties to the Hawaiian Telcom Merger Agreement. In addition, such representations and warranties (a) have been made only for purposes of the Hawaiian Telcom Merger Agreement, (b) have been qualified by certain documents filed with, or furnished to, the Securities and Exchange Commission (the “SEC”) by the Company or Hawaiian Telcom, as applicable, prior to the date of the Hawaiian Telcom Merger Agreement, (c) have been qualified by confidential disclosures made to Hawaiian Telcom or the Company, as applicable, in connection with the Hawaiian Telcom Merger Agreement, (d) are subject to materiality qualifications contained in the Hawaiian Telcom Merger Agreement which may differ from what may be viewed as material by investors, (e) were made only as of the date of the Hawaiian Telcom Merger Agreement or such other date as is specified in the Hawaiian Telcom Merger Agreement and (f) have been included in the Hawaiian Telcom Merger Agreement for the purpose of allocating risk between the Company and Hawaiian Merger Sub, on the one hand, and Hawaiian Telcom, on the other hand, rather than establishing matters as facts. Accordingly, the Hawaiian Telcom Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Hawaiian Telcom Merger Agreement, and not to provide investors with any other factual information regarding the Company, Hawaiian Telcom or their respective subsidiaries or businesses. Investors should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Hawaiian Telcom or any of their respective subsidiaries or businesses. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Hawaiian Telcom Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Hawaiian Telcom’s public disclosures.

Voting Agreement

On July 9, 2017, in connection with the execution of the Hawaiian Telcom Merger Agreement, Twin Haven Capital Partners, L.L.C. and certain of its affiliates (collectively, the “Stockholders”), entered into a Voting Agreement with the Company (the “Voting Agreement”), pursuant to which the Stockholders, who collectively own approximately 23% of the outstanding shares of Hawaiian Telcom Common Stock, have agreed, among other things, to vote all of their shares of Hawaiian Telcom Common Stock in favor of the adoption of the Hawaiian Telcom Merger Agreement and against any competing transaction. The Voting Agreement will terminate upon the earlier of (i) the conclusion of the Hawaiian Telcom special stockholders’ meeting and (ii) the termination of the Hawaiian Telcom Merger Agreement in accordance with its terms.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy which is filed hereto as Exhibit 10.1 and is incorporated herein by reference.

Acquisition of OnX

Agreement and Plan of Merger

On July 9, 2017, the Company, entered into an Agreement and Plan of Merger (the “OnX Merger Agreement”), by and among the Company, Yankee Acquisition LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (“OnX Merger Sub”), OnX Holdings LLC, a Delaware limited liability company (“OnX”), and MLN Holder Rep LLC, a Delaware limited liability company, pursuant to which the Company will, through a merger, acquire OnX for $201 million in cash, on a cash-free, debt-free basis, subject to customary post-closing adjustments (the “OnX Merger”).

Each party’s obligation to consummate the OnX Merger is conditioned upon the expiration or termination of the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary closing conditions. Completion of the transaction does not require the approval of the Company’s shareholders. The OnX Merger Agreement also contains certain termination rights, including the right of either the Company or the Seller to terminate the OnX Merger Agreement if the closing has not occurred on or before December 31, 2017.

The OnX Merger Agreement contains customary representations, warranties and covenants, including certain customary operating restrictions on the conduct of the business of OnX and its subsidiaries during the period from the execution of the OnX Merger Agreement to the closing of the OnX Merger. In connection with the entry into the OnX Merger Agreement the Company also entered into a customary indemnification agreement with OnX and with certain equity holders of OnX.

The foregoing description of the OnX Merger Agreement is not complete and is qualified in its entirety by reference to the OnX Merger Agreement, which is filed as Exhibit 2.2 to this Form 8-K and is incorporated herein by reference.

The representations and warranties of the Company and OnX contained in the OnX Merger Agreement have been made solely for the benefit of the parties to the OnX Merger Agreement. In addition, such representations and warranties (a) have been made only for purposes of the OnX Merger Agreement, (b) have been qualified by confidential disclosures made to OnX in connection with the OnX Merger Agreement, (c) are subject to materiality qualifications contained in the OnX Merger Agreement which may differ from what may be viewed as material by investors, (d) were made only as of the date of the OnX Merger Agreement or such other date as is specified in the OnX Merger Agreement and (e) have been included in the OnX Merger Agreement for the purpose of allocating risk between the Company and OnX, rather than establishing matters as facts. Accordingly, the OnX Merger Agreement is included with this filing only to provide investors with information regarding the terms of the OnX Merger Agreement, and not to provide investors with any other factual information regarding the Company or OnX or their respective subsidiaries or businesses. Investors should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or OnX or any of their respective subsidiaries or businesses. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the OnX Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Financing

Commitment Letter

On July 9, 2017, the Company also entered into a commitment letter (the “Commitment Letter”) with Morgan Stanley Senior Funding, Inc. (the “Committed Party”). Pursuant to the Commitment Letter, the Committed Party has committed to provide the Company with $1,100,000,000 senior secured credit facilities (the “Credit Facilities”), consisting of (i) a $150 million revolving credit facility with a maturity of five years and (ii) term loan facilities in an aggregate amount equal to $950 million with a maturity of seven years, to be made available to the Company to finance the transactions contemplated by the OnX Merger Agreement and the Hawaiian Telcom Merger Agreement upon the closings thereof, subject to certain terms and conditions set forth in the Commitment Letter. Proceeds from the Credit Facility will be used to repay Hawaiian Telcom’s existing indebtedness, refinance the Company’s existing revolving credit facility and term loan facility, pay the cash portion of the consideration for the Hawaiian Telcom Merger, consummate the OnX Merger, pay fees and expenses incurred in connection with the OnX Merger and the Hawaiian Telcom Merger and finance ongoing working capital and other general corporate needs.

The Credit Facilities are subject to the negotiation of mutually acceptable credit or loan agreements and other mutually acceptable definitive documentation, which will include certain representations and warranties, affirmative and negative covenants, financial covenants, events of default and collateral and guarantee agreements that are customarily required for similar financings. Additionally, the Committed Party’s obligation to provide the financing is subject to the satisfaction of specified conditions and the accuracy of specified representations.

The foregoing description of the Commitment Letter is not complete and is qualified in its entirety by reference to the Commitment Letter, which is filed as Exhibit 10.2 to this Form 8-K and is incorporated herein by reference.

The documentation governing the Credit Facility has not been finalized and accordingly the actual terms may differ from the description of such terms in the foregoing summary of the Commitment Letter.

NO OFFER OR SOLICITATION

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving the Company and Hawaiian Telcom will be submitted to Hawaiian Telcom’s stockholders for their consideration. In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the Company’s common shares to be issued in the proposed transaction and a proxy statement for Hawaiian Telcom’s stockholders (the “Proxy Statement”) and Hawaiian Telcom will mail the Proxy Statement to its stockholders and file other documents regarding the proposed transaction with the SEC. SECURITY HOLDERS ARE URGED AND ADVISED TO READ ALL RELEVANT MATERIALS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The Registration Statement, the Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by the Company or Hawaiian Telcom with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement from the Company by going to its investor relations page on its corporate web site at www.cincinnatibell.com and from Hawaiian Telcom by going to its investor relations page on its corporate web site at www.hawaiiantel.com.

PARTICIPANTS IN THE SOLICITATION

The Company, Hawaiian Telcom, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction involving the Company and Hawaiian Telcom. Information about the Company’s directors and executive officers is set forth in its definitive proxy statement for its 2017 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2017 and information about Hawaiian Telcom’s directors and executive officers is set forth in its definitive proxy statement for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2017. These documents are available free of charge from the sources indicated above, and from the Company by going to its investor relations page on its corporate web site at www.cincinnatibell.com and from Hawaiian Telcom by going to its investor relations page on its corporate web site at www.hawaiiantel.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction involving the Company and Hawaiian Telcom will be included in the Registration Statement, the Proxy Statement and other relevant materials the Company and Hawaiian Telcom intend to file with the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain “forward-looking” statements, as defined in federal securities laws including the Private Securities Litigation Reform Act of 1995, which are based on our current expectations, estimates, forecasts and projections. Statements that are not historical facts, including statements about the beliefs, expectations and future plans and strategies of the Company, are forward-looking statements. Actual results may differ materially from those expressed in any forward-looking statements. The following important factors, among other things, could cause or contribute to actual results being materially and adversely different from those described or implied by such forward-looking statements including, but not limited to: those discussed in this communication; we operate in highly competitive industries, and customers may not continue to purchase products or services, which would result in reduced revenue and loss of market share; we may be unable to grow our revenues and cash flows despite the initiatives we have implemented; failure to anticipate the need for and introduce new products and services or to compete with new technologies may compromise our success in the telecommunications industry; our access lines, which generate a significant portion of our cash flows and profits, are decreasing in number and if we continue to experience access line losses similar to the past several years, our revenues, earnings and cash flows from operations may be adversely impacted; our failure to meet performance standards under our agreements could result in customers terminating their relationships with us or customers being entitled to receive financial compensation, which would lead to reduced revenues and/or increased costs; we generate a substantial portion of our revenue by serving a limited geographic area; a large customer accounts for a significant portion of our revenues and accounts receivable and the loss or significant reduction in business from this customer would cause operating revenues to decline and could negatively impact profitability and cash flows; maintaining our telecommunications networks requires significant capital expenditures, and our inability or failure to maintain our telecommunications networks could have a material impact on our market share and ability to generate revenue; increases in broadband usage may cause network capacity limitations, resulting in service disruptions or reduced capacity for customers; we may be liable for material that content providers distribute on our networks; cyber attacks or other breaches of network or other information technology security could have an adverse effect on our business; natural disasters, terrorists acts or acts of war could cause damage to our infrastructure and result in significant disruptions to our operations; the regulation of our businesses by federal and state authorities may, among other things, place us at a competitive disadvantage, restrict our ability to price our products and services and threaten our operating licenses; we depend on a number of third party providers, and the loss of, or problems with, one or more of these providers may impede our growth or cause us to lose customers; a failure of back-office information technology systems could adversely affect our results of operations and financial condition; if we fail to extend or renegotiate our collective bargaining agreements with our labor union when they expire or if our unionized employees were to engage in a strike or other work stoppage, our business and operating results could be materially harmed; the loss of any of the senior management team or attrition among key sales associates could adversely affect our business, financial condition, results of operations and cash flows; our debt could limit our ability to fund operations, raise additional capital, and fulfill our obligations, which, in turn, would have a material adverse effect on our businesses and prospects generally; our indebtedness imposes significant restrictions on us; we depend on our loans and credit facilities to provide for our short-term financing requirements in excess of amounts generated by operations, and the availability of those funds may be reduced or limited; the servicing of our indebtedness is dependent on our ability to generate cash, which could be impacted by many factors beyond our control; we depend on the receipt of dividends or other intercompany transfers from our subsidiaries and investments; the trading price of our common shares may be volatile, and the value of an investment in our common shares may decline; the uncertain economic environment, including uncertainty in the U.S. and world securities markets, could impact our business and financial condition; our future cash flows could be adversely affected if it is unable to fully realize our deferred tax assets; adverse changes in the value of assets or obligations associated with our employee benefit plans could negatively impact shareowners’ deficit and liquidity; third parties may claim that we are infringing upon their intellectual property, and we could suffer significant litigation or licensing expenses or be prevented from selling products; third parties may infringe upon our intellectual property, and we may expend significant resources enforcing our rights or suffer competitive injury; we could be subject to a significant amount of litigation, which could require us to pay significant damages or settlements; we could incur significant costs resulting from complying with, or potential violations of, environmental, health and human safety laws; the timing and likelihood of completion of our proposed acquisitions of Hawaiian Telcom and OnX, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that Hawaiian Telcom’s stockholders may not approve the proposed merger; the possibility that competing offers or acquisition proposals for Hawaiian Telcom will be made; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of the Company and Hawaiian Telcom and OnX will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; and the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions and the other risks and uncertainties detailed in our filings, including our Form 10-K, with the SEC as well as Hawaiian Telcom’s filings, including its Form 10-K, with the SEC.

These forward-looking statements are based on information, plans and estimates as of the date hereof and there may be other factors that may cause our actual results to differ materially from these forward-looking statements. We assume no obligation to update the information contained in this communication except as required by applicable law.

ITEM 9.01 – FINANCIAL STATEMENTS AND EXHIBITS
(d) Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of July 9, 2017, among Cincinnati Bell Inc., Twin Acquisition Corp. and Hawaiian Telcom Holdco, Inc.
2.2	Agreement and Plan of Merger, dated as of July 9, 2017, by and among Cincinnati Bell Inc., Yankee Acquisition LLC, OnX Holdings LLC and MLN Holder Rep LLC.*
10.1	Voting Agreement, dated as of July 9, 2017, among Cincinnati Bell Inc., Twin Haven Capital Partners, L.L.C. and the affiliates of Twin Haven Capital Partners, L.L.C. party thereto.
10.2	Commitment Letter, dated as of July 9, 2017, between Cincinnati Bell Inc. and Morgan Stanley Senior Funding, Inc.

*Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CINCINNATI BELL INC.

Date: July 10, 2017	By:	/s/ Christopher J. Wilson
		Name:	Christopher J. Wilson
		Title:	Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of July 9, 2017, among Cincinnati Bell Inc., Twin Acquisition Corp. and Hawaiian Telcom Holdco, Inc.
2.2	Agreement and Plan of Merger, dated as of July 9, 2017, by and among Cincinnati Bell Inc., Yankee Acquisition LLC, OnX Holdings LLC and MLN Holder Rep LLC.*
10.1	Voting Agreement, dated as of July 9, 2017, among Cincinnati Bell Inc., Twin Haven Capital Partners, L.L.C. and the affiliates of Twin Haven Capital Partners, L.L.C. party thereto.
10.2	Commitment Letter, dated as of July 9, 2017, between Cincinnati Bell Inc. and Morgan Stanley Senior Funding, Inc.

*Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.